

Mail Stop 3561

July 7, 2017

Via E-mail
Shannon Masjedi
President
Pacific Ventures Group, Inc.
117 West 9th Street, Suite 316
Los Angeles, California 90015

> **Re: Pacific Ventures Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 14, 2017**
> **File No. 333-218097**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **File No. 000-54584**

Dear Ms. Masjedi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Because your securities are not qualified to be registered on Form S-3, you may not sell on a delayed basis or "at the market." See Rule 415(a)(1)(ix) and (a)(4) of Regulation C. Therefore, please revise your disclosure throughout the filing to reflect that the offering will be commenced promptly and that you will sell the shares at a fixed price for the duration of the offering.

2. Please clarify throughout the filing that your shares are quoted on OTC Pink, not OTCQB, or advise.

Prospectus Cover Page

3. Please disclose the information required by Item 501 of Regulation S-K, such as the offering price per share, the market for the securities, and a cross-reference to the risk factors section.

4. Your disclosure indicates that the offering is self-underwritten and that you plan to use a broker dealer. If you plan to use a broker dealer, please provide the underwriting disclosure required by Item 501(b)(8) and Item 508 of Regulation S-K.

5. You state in the first paragraph that no commissions or other remuneration will be payable to your CEO in your self-underwritten offering. Please reconcile with the underwriting discounts and commissions reflected in the offering table.

Prospectus Summary, page 5

6. We note your disclosure on page 12 that you "withdrew from marketing and distributing the Product in 2016." Please revise your disclosure throughout the filing to disclose that you no longer sell this product and describe your current business plan.

7. We note that you no longer sell the Product, have no revenues in 2017, and have assets consisting of cash and nominal other assets. We also note your disclosure on page 12 that you "intend to use a portion of the proceeds of this Offering to acquire and invest in complimentary food, beverage and distribution businesses." Please provide us with a detailed analysis explaining why you believe the company is not a blank check company, as defined in Rule 419 of Regulation C, and include a specific business plan for the next twelve months. In providing the specific business plan, the company should also disclose its day-to-day operations, milestones and a timeline.

8. Please describe the material terms of your acquisition of Healthy Foods Markets LLC and file the agreement as an exhibit.

9. Please clarify your disclosure about the Trust and its role in your corporate structure. Also reconcile your disclosure about the Trust in the section and on page F-22, where you disclose that Snöbar Holdings is the trustor and sole beneficiary of the Trust. File the Snöbar trust agreement as an exhibit.

Use of Proceeds, page 37

10. The table reflecting the minimum offering proceeds of $500,000 appears to represent 33% of the maximum shares to be sold in the offering rather than 10% as noted in the

paragraph preceding this table. Please revise to eliminate this inconsistency. Also, please reconcile and revise the offering expenses and related uses of net proceeds in the tables on page 37 with those on page 38.

Dilution, page 39

11. Please update your dilution disclosures to March 31, 2017, the date of the latest interim financial statements included in the filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

12. Please revise to include a discussion and analysis of your results of operations, financial condition and cash flows for the interim period ended March 31, 2017 as compared to the comparable period in 2016.

13. Please revise your discussion of your results of operations to provide analysis of the underlying causes of material changes in the amounts of revenue and expense items for each period presented. For example, your disclosure for the fiscal period ended December 31, 2016 indicates that the decrease in revenue net of discounts was due to decreased sales. Please provide a discussion of the underlying reasons for this decrease in sales. Your discussion of cash flows from operating, investing and financing activities should be similarly revised.

Mergers and Acquisitions, page 52

14. Your disclosure on page 52 indicates that you completed the acquisition of Fresh and Healthy Markets LLC on June 2, 2017 in exchange for 500,000 shares of common stock. Please revise the registration statement to include the audited financial statements and pro forma financial information required by Rules 8-04 and 8-05 of Regulation S-X or explain why you do not believe this is required.

Liquidity and Capital Resources, page 57

15. Please describe the material terms of your debt obligations and file any related agreements as exhibits. For example, we note the promissory notes described on pages 75 and F-29 - F-30.

Directors, Executive Officers, Promoters and Control Persons, page 69

16. We note your disclosure that Ms. Masjedi filed for bankruptcy in 2010. If this bankruptcy was related to any corporation or business association of which she was an executive officer or director, please describe. See Item 401(f) of Regulation S-K.

Snöbar Compensation, page 72

17. Please expand the narrative description to discuss the material factors necessary to an understanding of the information disclosed in the table. For example, please describe the reasons for the amount of Ms. Masjedi's $160,000 salary. See Item 402(o) of Regulation S-K.

Certain Relationships and Related Transactions, page 75

18. Please revise disclosure in this section to clearly identify the parties and the basis on which the related person is a related person. See Item 404(a)(1) of Regulation S-K. Also file as an exhibit any related material contract to which any of your directors, officers, promoters, and/or shareholders named in the filing are parties.

19. We note that the trustee that holds legal title to the Snöbar Trust is Clark Rutledge, who is the father of Shannon Masjedi. Please describe the material terms of the trust. See Item 404(a) of Regulation S-K.

Financial Statements

Condensed Consolidated Balance Sheets, page F-3

20. We note your disclosure on pages 7, 13 and elsewhere in the filing that there were 1,000,000 shares of Series E Preferred Stock outstanding as of December 31, 2016. However, your balance sheets and statements of stockholders' equity (deficit) indicate that your company had no preferred stock issued and outstanding as of December 31, 2016 and 2015 and 1,000,000 shares of Class B common stock issued and outstanding as of the end of the respective periods. Similar issues were noted in your condensed balance sheet as of March 31, 2017 on page F-19. Please revise to resolve these inconsistencies.

21. Your consolidated balance sheets indicate that 27,264,864 and 27,264,864 shares of Class A common stock were issued and outstanding as of December 31, 2016 and 2015 respectively. However, your Statement of Stockholders' Equity showed that 27,297,364 and 25,799,031 shares were outstanding as of the respective periods. We also note that your condensed balance sheets for the interim period ended March 31, 2017 on page F-19 indicates that 25,799,031 of Class A common stock were issued and outstanding as of December 31, 2016. Please revise to resolve these inconsistencies.

Statements of Stockholders' Equity (Deficit) page F-5

Consolidated Statements of Cash Flows, page F-6

22. Please explain in your footnote disclosures the nature of the prior period adjustment of $614,338 reflected in your statement of stockholders' equity (deficit) for 2015 and the

prior period adjustment to retained earnings of $83,571 reflected in your statement of cash flows for 2016. Also, please explain why an adjustment to retained earnings resulted in a cash outflow from financing activities of $83,571.

Note 1. Nature of Operations, page F-7

23. You disclose in Note 1 that on August 14, 2015, Pacific Ventures Group entered into a share exchange agreement with Snöbar Holdings Inc. that was accounted for as a reverse merger. You also indicate that as part of this transaction, Pacific Ventures issued 22,500,000 restricted shares of common stock for 100% of the issued and outstanding shares of Snöbar Holdings' Class A and Class B common stock while simultaneously issuing 2,500,000 shares of Pacific Ventures restricted common stock to certain other persons. Please explain why no recognition of this transaction appears to be reflected in your consolidated statement of stockholders' equity (deficit) on page F-6.

Recent Sales of Unregistered Securities, page II-2

24. For the share exchange transaction, please disclose the facts relied upon to make the exemption available. For example, disclose the number of Snöbar Holdings shareholders and describe how you determined that they were accredited investors.

Exhibits

25. Please file your current articles of incorporation and bylaws as exhibits.

26. Please file your share exchange and the registration rights agreements with the attached exhibits.

27. Please revise the legal opinion filed as exhibit 5.1 to reflect that the company is a Delaware corporation. Also revise the language that the opinion is limited to the laws of the State of California. For guidance, see Staff Legal Bulletin No. 19 (CF), Section II.B.3.b, which is available on our website.

Form 10-K for the Fiscal Year Ended December 31, 2016

General

28. Please address our comments on the financial statements and related disclosures included in your registration statement on Form S-1, as amended, in an amendment to your annual report on Form 10-K. Your quarterly report on Form 10-Q for the quarter ended March 31, 2017 should be similarly revised.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Jennifer A. Post, Esq.
        Thompson Coburn LLP